03-012

Date: October 29, 2003

NEWS RELEASE & Q3 INTERIM REPORT	Contact: Investor/Media Relations:
Richard Downey
Tel: (403) 225-7357
Agrium announces best third quarter earnings in over five years	Fax: (403) 225-7609 E-mail: investor@agrium.com Website: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its net earnings for the third quarter ended September 30, 2003, were $25-million ($0.18 basic earnings per share). This is the highest third quarter earnings figure in more than five years, and well above the market consensus estimate of $0.09 per share. Year-to-date earnings were $88-million ($0.64 basic earnings per share), which is the highest in four years.

“These strong quarterly results are a reflection of the improvement in the global nitrogen cycle and continued growth in earnings for the retail division,” said Mike Wilson, Agrium’s President and CEO. “We have seen continued tight international nitrogen supply and demand fundamentals. The tight supply situation has continued despite an increase in the North American nitrogen operating rates over the past four months.”

For the fourth quarter of 2003, Agrium anticipates the trend in year-over-year earnings improvement to continue. Agrium is comfortable with the current market consensus of $0.19 per share for the fourth quarter of 2003, which is $0.37 basic earnings per share for the second half of 2003.

KEY DEVELOPMENTS

     •     North America Retail achieved record performance for the third quarter and first nine months of the year. Earnings before interest expense and income taxes (EBIT) was $22-million for the quarter, as compared to $17-million during the same quarter in 2002.

     •     North America Wholesale EBIT for the third quarter of 2003 was $26-million, up significantly from a loss of $5-million from the third quarter of 2002.

     •     South America Wholesale had its strongest third quarter earnings since the Profertil facility began operation in 2001. EBIT for South America Wholesale was $21-million for the third quarter of 2003, up 110 percent over the same period in 2002.

     •     The Kenai facility operated at an average 66 percent rate for the third quarter. While the facility is currently running at 65-70 percent rates, it is possible that natural gas supply will be reduced in the November to March period. We continue to advance our legal and arbitration process and expect arbitration with Unocal to commence in May 2004.

KEY INDICATORS

The following table summarizes certain key commodity prices affecting the Corporation’s profitability:

	Third Quarter		First Nine Months

	2003	2002	2003	2002

Grain Prices (U.S.$/bushel)
Wheat (#2 Soft Red St. L – weekly averages)	$3.45	$3.46	$3.35	$3.08
Corn (#2 Yellow – weekly averages)	$2.24	$2.43	$2.32	$2.11
Soybean (#1 Yellow – weekly averages)	$5.95	$5.59	$5.91	$4.91
Natural Gas (U.S.$/MMBtu)
NYMEX (last three day average price)	$5.10	$3.26	$5.73	$3.00
Agrium (average cost)	$3.18	$2.26	$3.43	$2.40
Nitrogen – Ammonia (U.S.$/metric tonne)
Black sea	$180	$97	$166	$91
Agrium N.A. (average realized price)	$256	$171	$277	$180
Agrium International (average realized price)	$186	$105	$166	$96
Nitrogen – Urea (U.S.$/metric tonne)
NOLA	$187	$136	$184	$122
Black sea (prilled)	$144	$96	$133	$94
Agrium N.A. (average realized price)	$203	$142	$215	$140
Agrium International (average realized price)	$169	$121	$154	$113

Prices for corn and wheat remain above five-year averages. Soybean and canola prices peaked in October, at or near five-year highs. NYMEX natural gas prices have been well above last year’s level. However, the tightening nitrogen supply/demand fundamentals have allowed for an expansion in our margins to more normal levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS

Net earnings for the third quarter of 2003 were $25-million compared to $1-million for the same quarter 2002. Basic earnings per share for the quarter were $0.18 ($0.17 diluted earnings per share) compared to a basic and diluted loss of $0.01 per share for the third quarter of 2002.

Agrium’s consolidated earnings before interest expense and income taxes (EBIT) increased by $35-million to $54-million for the third quarter of 2003. This increase in earnings is largely attributable to improved nitrogen profitability in Agrium’s Wholesale operations as a result of higher global nitrogen prices.

Cash flow from operating activities for the third quarter was $47-million compared to $28-million in 2002, primarily due to higher cash earnings.

The improvement in operating cash flow has resulted in a stronger financial position and improved liquidity for the company. Debt, net of cash balances, declined $168-million from September 30, 2002, to September 30, 2003.

Business Unit Discussion

North America Wholesale

•	Wholesale 2003 third quarter gross profit was up $21-million from the third quarter in 2002 as Agrium’s average realized selling price for nitrogen increased 44 percent over the same period in 2002. This increase is primarily due to the tight global nitrogen supply situation.

North America Retail

•	EBIT for the third quarter was up $5-million compared to the same period in 2002. This is largely due to higher fertilizer selling prices and increased chemical sales volumes compared to prior year.

South America Wholesale

•	Wholesale EBIT for the third quarter increased by $11-million over the third quarter in the previous year. This is due to higher international nitrogen prices, a higher proportion of sales in the domestic market, and higher production rates.

South America Retail

•	EBIT for Retail declined from $5-million in the third quarter of 2002 to $1-million in the third quarter of 2003. The high earnings in the third quarter of 2002 were a result of the benefits from inventory management in relation to the devaluation of the Argentine peso.

OUTLOOK

As Agrium looks toward the fourth quarter of 2003, there are a number of factors that may positively impact fourth quarter results:

•     The global nitrogen supply/demand balance remains tight, despite restart of some U.S. capacity over the past four months.

•     Through the end of August 2003, China’s net urea exports were over 600,000 tonnes. However, export availability is expected to decline in the fourth quarter and into next spring. This is due to increased domestic demand, lower government export incentives and higher transportation rates.

•     Strong grain prices coupled with higher yields are expected to lead to an improved U.S. farm income and increase cash available to purchase crop nutrients in the coming growing season. In Canada, canola prices are expected to remain strong. Canola uses a higher nutrient application rate than other competing crops.

• After several years of drought in many of Agrium’s key markets, crop yields are closer to average this season. Farmers in Western Canada in particular are likely to be looking to maximize yields in the next growing season, as grain inventories remain well below average.

• The global grain stocks are very low going into the end of 2003 and are below 2002 record low levels due to reduced production across Europe and the Former Soviet Union. This is anticipated to lead to stronger global grain prices, which supports higher fertilizer use.

• Anticipated price improvements for potash should largely offset the negative impact of a rising Canadian dollar and higher ocean freight rates.

Offsetting these positive indicators are some factors that may adversely impact fourth quarter results:

• Poor U.S. soybean yields resulted in a significant increase in soybean prices, this may result in some limited switching toward soybeans away from wheat and corn next spring. Soybeans use less nitrogen fertilizer than either wheat or corn.

• As we announced in June 2003, Unocal at that time had indicated natural gas supply to Agrium’s Kenai, Alaska facility could be reduced to a level which would result in Agrium running only one of its two ammonia and one of its two urea plants at Agrium’s Kenai facility. While Unocal has supplied the Kenai facility with more natural gas than it originally indicated, it is possible that Unocal will reduce the gas supply in the future. If Agrium is economically unable to offset such a reduction from other sources, the carrying value of the Kenai facility may be adjusted. The financial effect of this is not yet determinable.

• The stronger Canadian dollar will negatively impact fourth quarter results on a year-over-year basis, as it will increase our Canadian-based labour-costs.

• The ban on Canadian beef by key trading partners as a result of Bovine Spongiform Encephalopathy (Mad Cow Disease) has been partially lifted. However, the ban on live cattle shipments to the U.S. is still having a negative impact on the Canadian cattle industry. This will negatively impact farm incomes and may have an effect on fertilizer sales this fall to mixed grain/livestock farmers in Canada.

• Global phosphate markets remain weak, due to a combination of higher ammonia and sulphur input costs, and weak import demand by key Asian markets. Phosphate margins are likely to remain under pressure for most U.S. producers during the fourth quarter. Agrium’s low-cost sulphur position and firm demand outlook in Western Canada and the Pacific Northwest should minimize the impact on its phosphate returns.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the Corporation’s annual report to shareholders for 2002, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the exchange rates for US, Canadian and Argentine currencies, the outcome of the Argentine gas price negotiations, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates.

A WEBSITE SIMULCAST of the 2003 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, October 30 at 8:30 a.m. MST (10:30 a.m. EST). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Sales	$592	$494	$1,953	$1,660
Direct freight	31	28	91	85

Net sales	561	466	1,862	1,575
Cost of product	389	333	1,327	1,199

Gross profit	172	133	535	376

Expenses
Selling, general and administrative	71	64	204	184
Depreciation, depletion and amortization	34	42	101	108
Royalties and other taxes	4	5	13	13
Other expenses and Argentine charges	9	3	28	34

	118	114	346	339

Earnings before interest expense and income taxes	54	19	189	37
Interest on long-term debt	15	16	44	46
Other interest	—	1	4	4

Earnings (loss) before income taxes	39	2	141	(13)

Current income tax (recovery)	6	1	35	(4)
Future income tax	8	—	18	3

Income taxes (recovery)	14	1	53	(1)

Net earnings (loss)	25	1	88	(12)
Retained earnings — beginning of period	242	220	191	245
Change in accounting policy (note 5)	—	(29)	—	(29)
Common share dividends declared	—	—	(7)	(7)
Preferred securities charges (net of tax)	(3)	(3)	(8)	(8)

Retained earnings — end of period	$264	$189	$264	$189

Earnings (loss) per share (note 3)
-Basic	$0.18	($0.01)	$0.64	($0.16)
-Diluted	$0.17	($0.01)	$0.60	($0.16)

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Operating:
Net earnings (loss) for the period	$25	$1	$88	$(12)
Depreciation, depletion and amortization	34	42	101	108
Future income tax	8	—	18	3
Foreign exchange and Argentine charges	9	(3)	1	6
Net changes in non-cash working capital	(29)	(12)	(89)	—

Cash provided by operating activities	47	28	119	105

Investing:
Capital assets	(36)	(14)	(67)	(24)
Decrease (increase) in other assets	(2)	3	(2)	11
Proceeds from disposal of assets and investments	—	7	11	8
Other	20	(24)	27	(11)

Cash used in investing activities	(18)	(28)	(31)	(16)

Financing:
Common shares issued	1	—	1	107
Bank indebtedness (repayment)	—	11	(1)	(190)
Long-term debt repayment	(1)	(10)	(4)	(14)
Common share dividends paid	(7)	(7)	(14)	(14)
Preferred securities charges paid	(3)	(5)	(8)	(8)

Cash used in financing activities	(10)	(11)	(26)	(119)

Increase (decrease) in cash and cash-equivalents	19	(11)	62	(30)
Cash and cash-equivalents — beginning of period	152	32	109	51

Cash and cash-equivalents — end of period	$171	$21	$171	$21

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at		As at
	September 30,		December 31,

	2003	2002	2002

	(Unaudited)
ASSETS
Current assets
Cash and cash-equivalents	$171	$21	$109
Accounts receivable	271	216	187
Inventories	385	336	353
Prepaid expenses	41	30	35

	868	603	684
Capital assets	1,454	1,406	1,400
Other assets	85	93	85

	$2,407	$2,102	$2,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$—	$21	$1
Accounts payable and accrued liabilities	371	270	340
Income and other taxes payable	12	5	—
Current portion of long-term debt	104	7	25

	487	303	366
Long-term debt
Recourse debt	532	620	604
Non-recourse financing — Profertil	125	131	132
Other liabilities	154	142	140
Future income taxes	192	147	163

	1,490	1,343	1,405
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2003 - 126 million (2002 -126 million)	485	484	484
Preferred securities:
8% Non-convertible 2003 - 7 million (2002 -7 million)	172	171	171
6% Convertible 2003 - 2 million (2002 - 2 million)	50	50	50
Retained earnings	264	189	191
Cumulative translation adjustment	(54)	(135)	(132)

	917	759	764

	$2,407	$2,102	$2,169

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2002. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The interim consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	STOCK BASED COMPENSATION

Had the Corporation expensed the fair value of stock based compensation to net earnings (loss), the following is pro forma net earnings (loss), basic earnings (loss) per share, and diluted earnings (loss) per share amounts for each period.

	Three months ended
	September 30,

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$25	$23	$1	$—
Earnings (loss) per share
Basic	$0.18	$0.16	$(0.01)	$(0.02)
Diluted	$0.17	$0.16	$(0.01)	$(0.02)

	Nine months ended
	September 30

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$88	$84	$(12)	$(17)
Earnings (loss) per share
Basic	$0.64	$0.60	$(0.16)	$(0.20)
Diluted	$0.60	$0.57	$(0.16)	$(0.20)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of net earnings (loss) per share:

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator:
Net earnings (loss)	$25	$1	$88	$(12)
Preferred securities charges (net of tax)	(3)	(3)	(8)	(8)

Numerator for basic earnings (loss) per share	22	(2)	80	(20)

Preferred securities charges (net of tax)	3	3	8	8

Numerator for diluted earnings (loss) per share	$25	$1	$88	$(12)

Denominator:
Weighted average denominator for basic earnings per share	126	126	126	122

Dilutive instruments:
Stock options using the treasury stock method	1	—	1	—
Preferred securities converted to common shares
$175-million, eight percent	15	—	16	—
$50-million, six percent (a)	4	—	4	—

Denominator for diluted earnings per share	146	126	147	122

Basic earnings (loss) per share	$0.18	$(0.01)	$0.64	$(0.16)
Diluted earnings (loss) per share	$0.17	$(0.01)	$0.60	$(0.16)

a.	The Corporation may redeem the debentures at a redemption price equal to 103 percent of the principal amount provided that the price exceeds U.S. $14.3612 per common share for a specified period of time. At any time, holders of the debentures have the right to convert the principal amount thereof into common shares at a conversion price of U.S. $11.9677 per common share.

There were 126 million common shares outstanding at September 30, 2003 and 2002. As at September 30, 2003, the Corporation has outstanding approximately ten million options to acquire common shares.

4.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

5.	CHANGE IN ACCOUNTING POLICY

In the third quarter of 2002, under the provisions of a new accounting standard for goodwill, the Corporation completed the transitional impairment test for goodwill. The results of the test indicated that goodwill of the Corporation’s phosphate business, which is included in the reportable segment entitled “North America Wholesale”, was impaired. The amount of the impairment represented the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss was recognized as a change in accounting policy and charged to retained earnings.

6.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

7.	SUBSEQUENT EVENT

On October 8, 2003, Agrium announced that its subsidiary, Nu-West Industries Inc. signed a Memorandum of Understanding with Astaris Production LLC (“Astaris”) to acquire ownership of certain Astaris assets and liabilities related to Astaris’ decision to cease production of purified phosphoric acid at Agrium’s Conda, Idaho phosphate operation.

The financial impact of this transaction will not be reflected in these financial statements until the formal agreement is executed, which is anticipated to occur in the fourth quarter of 2003. The financial impact of this transaction is not expected to be material.

AGRIUM INC.
Segmented Earnings Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

	Three months ended September 30,

	2003						2002

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$281	$214	$33	$33	$—	$561	$228	$188	$20	$30	$—	$466
— internal customers	22	—	5	—	(27)	—	15	—	1	—	(16)	—

Total net sales	303	214	38	33	(27)	561	243	188	21	30	(16)	466
Cost of product	239	138	11	27	(26)	389	200	121	8	20	(16)	333

Gross profit	64	76	27	6	(1)	172	43	67	13	10	—	133
Gross profit %	21%	36%	71%	18%	4%	31%	18%	36%	62%	33%	0%	29%
Expenses:
Selling, general and administrative	7	52	1	4	7	71	8	47	1	4	4	64
Depreciation, depletion and amortization	24	4	4	—	2	34	31	5	5	—	1	42
Royalties and other taxes	3	1	—	—	—	4	4	1	—	—	—	5
Other (income) expenses and Argentine charges	4	(3)	1	1	6	9	5	(3)	(3)	1	3	3

	38	54	6	5	15	118	48	50	3	5	8	114

Earnings (loss) before interest expense and income taxes	$26	$22	$21	$1	$(16)	$54	$(5)	$17	$10	$5	$(8)	$19

	Nine months ended September 30,

	2003						2002

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$975	$747	$77	$63	$—	$1,862	$798	$685	$47	$45	$—	$1,575
— internal customers	59	—	8	—	(67)	—	54	—	3	—	(57)	—

Total net sales	1,034	747	85	63	(67)	1,862	852	685	50	45	(57)	1,575
Cost of product	785	530	25	52	(65)	1,327	723	487	20	26	(57)	1,199

Gross profit	249	217	60	11	(2)	535	129	198	30	19	—	376
Gross profit %	24%	29%	71%	17%	3%	29%	15%	29%	60%	42%	0%	24%
Expenses:
Selling, general and administrative	22	151	3	8	20	204	24	142	3	7	8	184
Depreciation, depletion and amortization	70	13	12	1	5	101	73	15	13	1	6	108
Royalties and other taxes	9	3	—	—	1	13	9	3	—	—	1	13
Other (income) expenses and Argentine charges	24	(9)	(1)	(1)	15	28	22	(7)	16	(8)	11	34

	125	158	14	8	41	346	128	153	32	—	26	339

Earnings (loss) before interest expense and income taxes	$124	$59	$46	$3	$(43)	$189	$1	$45	$(2)	$19	$(26)	$37

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Three months ended September 30,

	2003						2002

				Tonnes (000’s)						Tonnes (000’s)
	Net	Cost of	Gross			Margin	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$59	$48	$11	253	325	$43	$46	$41	$5	318	341	$16
Urea	97	78	19	528	132	36	73	62	11	559	161	20
Nitrate and other	35	28	7	207	142	34	26	26	—	203	174	—

Total Nitrogen	191	154	37	988	599	37	145	129	16	1,080	676	15
Phosphate — Dry	49	43	6	235	65	26	47	38	9	243	63	37
Phosphate — Liquid	13	11	2	41	3	49	11	10	1	37	11	27
Potash	38	23	15	406	164	37	33	18	15	339	156	44
Sulphate and other products	12	8	4	69	129	58	7	5	2	60	123	33

	303	239	64	1,739	960	37	243	200	43	1,759	1,029	24

North America Retail
Fertilizers	73	51	22				61	43	18
Chemicals	112	79	33				100	71	29
Other products and services	29	8	21				27	7	20

	214	138	76				188	121	67
South America Wholesale
Nitrogen	36	10	26	196	43	133	19	8	11	155	20	71
Other products and services	2	1	1				2	—	2

	38	11	27				21	8	13
South America Retail
Fertilizers	23	21	2				21	13	8
Other products and services	10	6	4				9	7	2

	33	27	6				30	20	10
Other	(27)	(26)	(1)				(16)	(16)	—

Total	$561	$389	$172				$466	$333	$133

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Nine months ended September 30,

	2003						2002

				Tonnes (000’s)						Tonnes (000’s)
	Net	Cost of	Gross			Margin	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$253	$193	$60	1,070	325	$56	$165	$152	$13	1,109	341	$12
Urea	300	232	68	1,597	132	43	231	209	22	1,813	161	12
Nitrate and other	127	102	25	737	142	34	111	110	1	883	174	12

Total Nitrogen	680	527	153	3,404	599	45	507	471	36	3,805	676	9
Phosphate — Dry	143	121	22	646	65	34	142	123	19	742	63	26
Phosphate — Liquid	43	34	9	131	3	69	36	30	6	107	11	56
Potash	116	72	44	1,226	164	36	120	69	51	1,229	156	41
Sulphate and other products	52	31	21	285	129	74	47	30	17	299	123	57

	1,034	785	249	5,692	960	44	852	723	129	6,182	1,029	21

North America Retail
Fertilizers	305	217	88				278	199	79
Chemicals	343	262	81				309	237	72
Other products and services	99	51	48				98	51	47

	747	530	217				685	487	198
South America Wholesale
Nitrogen	81	23	58	480	43	121	46	19	27	419	20	65
Other products and services	4	2	2				4	1	3

	85	25	60				50	20	30
South America Retail
Fertilizers	45	40	5				32	17	15
Other products and services	18	12	6				13	9	4

	63	52	11				45	26	19
Other	(67)	(65)	(2)				(57)	(57)	—

Total	$1,862	$1,327	$535				$1,575	$1,199	$376

AGRIUM INC.
Net Sales and Gross Profit by Market Destination
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Three months ended September 30,

	2003						2002

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$151	$128	$23	15%	734	$31	$108	$97	$11	10%	742	$15
Phosphate	62	54	8	13%	276	29	58	48	10	17%	280	36
Potash	28	19	9	32%	280	32	25	15	10	40%	242	41
Sulphate and other products	9	4	5	56%	48	104	5	3	2	40%	30	—
North America Retail	214	138	76	36%	—	—	188	121	67	36%	—	—
Other	(22)	(21)	(1)	5%	—	—	(14)	(14)	—	0%	—	—

	442	322	120	27%	1,338	—	370	270	100	27%	1,294	—
International
Nitrogen	76	36	40	53%	450	89	56	40	16	29%	494	32
Potash	10	5	5	50%	126	40	8	3	5	63%	97	52
Sulphate and other products	5	3	2	40%	21	95	4	2	2	50%	29	—
South America Retail	33	27	6	18%	—	—	30	20	10	33%	—	—
Other	(5)	(4)	(1)	20%	—	—	(2)	(2)	—	0%	—	—

	119	67	52	44%	597	—	96	63	33	34%	620	—

Total	$561	$389	$172	31%	1,935	$—	$466	$333	$133	29%	$1,914	$—

	Nine months ended September 30,

	2003						2002

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$538	$433	$105	20%	2,454	$43	$397	$365	$32	8%	2,718	$12
Phosphate	186	155	31	17%	777	40	178	153	25	14%	849	29
Potash	83	56	27	33%	794	34	89	56	33	37%	846	39
Sulphate and other products	46	28	18	39%	224	80	41	25	16	39%	234	—
North America Retail	747	530	217	29%	—	—	685	487	198	29%	—	—
Other	(59)	(59)	—	0%	—	—	(54)	(54)	—	0%	—	—

	1,541	1,143	398	26%	4,249	—	1,336	1,032	304	23%	4,647	—
International
Nitrogen	223	116	107	48%	1,430	75	156	125	31	20%	1,507	21
Potash	33	16	17	52%	432	39	31	13	18	58%	383	47
Sulphate and other products	10	7	3	30%	61	49	10	6	4	40%	63	63
South America Retail	63	52	11	17%	—	—	45	26	19	42%	—	—
Other	(8)	(7)	(1)	13%	—	—	(3)	(3)	—	0%	—	—

	321	184	137	43%	1,923	—	239	167	72	30%	1,953	—

Total	$1,862	$1,327	$535	29%	6,172	$—	$1,575	$1,199	$376	24%	$6,600	$—